UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)

TISSERA INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

88825M109
(CUSIP Number)

February 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐   Rule 13d-1(b)
     ☒   Rule 13d-1(c)
     ☐   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 88825M109

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1)     Names of Reporting Persons. B&W Equities, LLC
       I.R.S. Identification Nos. of Above Persons (entities only)

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2)     Check the Appropriate Box if a Member of a Group
       (See Instructions)
(a) ☐
(b) ☐
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3)     SEC  Use  Only

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4)     Citizenship or Place of Organization NY

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     Number of Shares       5)     Sole Voting Power    3,734,500
     Beneficially           ---------------------------------------------------
     Owned by Each          6)     Shared Voting Power
     Reporting              ---------------------------------------------------
     Person With                7)     Sole Dispositive Power  3,734,500
                                    ---------------------------------------------------
                                          8)     Shared Dispositive Power

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9)      Aggregate Amount Beneficially Owned by Each Reporting Person  3,734,500

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10)     Check if the Aggregate Amoun  in Row (9) Excludes
        Certain Shares (See Instructions)                                   ☐
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11)     Percent of Class Represented by Amount in Item 9          8.19%

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12)     Type of Reporting Person (See Instructions) OO

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ITEM 1.

(A)   NAME OF ISSUER TISSERA INC.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
                         Maskit 8, Herzlia 46733 ISRAEL

ITEM 2.

(A)   NAME OF PERSONS FILING         B&W Equities, LLC

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
                      4424 16th Avenue, Brooklyn, NY 11204

(C)   CITIZENSHIP                                              NY

(D)   TITLE OF CLASS OF SECURITIES        Common Stock

(E)   CUSIP NUMBER                                        88825M109

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   ☐ Broker or dealer registered under section 15 of the Act (15
            U.S.C. 78o).

      (b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

      (d)   ☐ Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ☐ An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f)   ☐ An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F).

      (g)   ☐ A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G)

      (h)   ☐ A savings association as defined in section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).

      (i)   ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
            Act of 1940 (15 U.S.C. 80a-3).

      (j)   ☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:   3,734,500

The 3,734,500 shares included in this filing (the "Shares") are held by Double U Master Fund LP (2,000,000) and Double U Trading, Inc. (1,734,500). Double U Master Fund LP is a master fund in a master-feeder structure of which B&W Equities, LLC serves as the general partner of the master fund. Isaac Winehouse is the manager of B&W Equities, LLC and has ultimate responsibility of trading with respect to Double U Master Fund LP and Double U Trading, Inc. and may be deemed to have voting and/or dispositive power with respect to the Shares. Mr. Winehouse disclaims any beneficial ownership of the Shares.

(b)   Percent of class: 8.19%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 3,734,500

      (ii)  Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition of: 3,734,500

      (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

ITEM 10.    CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 16, 2009

B&W EQUITIES, LLC

By:	/s/ Isaac Winehouse
Name: Isaac Winehouse
Title: Managing Member